David W. Freese

Associate

+1.215.963.5862

david.freese@morganlewis.com

April 30, 2019

FILED AS EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	The KP Funds 485 (a) Filing (File Nos. 333-188279 and 811-22838)

Dear Ms. Lithotomos:

On behalf of our client, The KP Funds (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment No. 11, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 14, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the KP Retirement Path 2065 Fund (the “Fund”) as an additional series of the Trust (the “Amendment”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Callan LLC (the “Adviser”), the investment adviser of the Fund, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus:

1.	Comment. The cover page contains “red herring” language. Please confirm supplementally that the Trust will satisfy the applicable prospectus delivery requirements provided in the Securities Act of 1933, as amended (the “1933 Act”) with respect to investors that received a red herring.

Response. The Trust confirms that it will satisfy the applicable prospectus delivery requirements provided in the 1933 Act with respect to investors that received a red herring.

2.	Comment. If the Fund has not adopted a plan under Rule 12b-1, please consider revising the Fund fees and expenses table to remove the line item indicating that the Fund pays no 12b-1 fees.

Response. The line item has been removed.

3.	Comment. Please explain supplementally the expected impact of the Fund’s diminishing assets on Fund expenses once shareholders begin to redeem from the Fund as the Fund reaches its target date year.

Response. To the extent the Fund is not merged into a series of the Trust dedicated to managing the assets of other series that have reached their respective target date year (a “Retirement Income Fund”), the Fund’s expense ratio likely will increase as shareholders gradually begin to redeem their assets on or near the target date year. The Trust notes that it does not anticipate such a scenario to materialize until approximately 2065, the Fund’s target date year.

4.	Comment. Please explain supplementally how the Fund will disclose to investors changes to its current management fee disclosed in the fee table during periods between the Trust’s annual registration statement update.

Response. The Trust will disclose material increases in the management fee that result from the Adviser’s reallocation of Fund assets among Affiliated Underlying Funds and Unaffiliated Underlying Funds.

5.	Comment. Please confirm supplementally that the Example reflects the effect of the contractual expense limitation agreement between the Trust and the Adviser for a period of at least one year from the effective date of the Amendment and only for periods for which such agreement is expected to continue.

Response. The Trust confirms that the Example reflects the effect of the contractual expense limitation agreement between the Trust and the Adviser for a period of at least one year from the effective date of the Amendment and only for periods for which such agreement is expected to continue.

6.	Comment. Please disclose the manner in which the Fund will be managed beginning five years after the Fund’s target retirement date is reached in the (i) “Principal Investment Strategies,” (ii) “More Information About the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks – The Fund’s Principal Investment Strategies” and (iii) “More Information About the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks – The Funds’ Asset Allocation Strategies” (in conjunction with the graphical glidepath) sections.

Response. The requested disclosure has been added in accordance with (i) and (ii) above. The Trust does not believe that including similar disclosure in accordance with (iii) above would provide additional, material clarity to investors and, accordingly, has not included the requested disclosure in that section.

7.	Comment. Please include a brief narrative disclosure preceding the glidepath describing the manner in which it operates.

Response. The Trust believes that the current paragraph immediately preceding the glidepath provides a narrative disclosure that sufficiently describes the operation of the glidepath. Specifically, such disclosure explains that, as the Fund’s target date approaches, the Fund’s asset allocation becomes increasingly more conservative because the Fund’s exposure to (i) equity securities decreases, (ii) fixed income and inflation managed securities increase and (iii) real assets remains in a narrow range. The Trust does not believe providing numerical ranges of exposure to asset classes in the narrative disclosure will provide material assistance to investors because the glidepath itself is designed to convey such ranges concisely. Accordingly, the Trust respectfully declines to make the requested change.

8.	Comment. Please confirm whether the risks that (i) an investment in the Fund is not guaranteed against loss and (ii) an investor may lose money by investing in the Fund during retirement are disclosed, and disclose such risks if they are not.

Response. The Trust confirms that the requested disclosure in (i) is currently included in the introductory paragraph of the “Principal Risks” section. The disclosure in the “Retirement Income Risk” section has been supplemented in response to this Comment.

9.	Comment. Confirm supplementally whether the Adviser has considered whether it has a conflict of interest in selecting the Affiliated Underlying Funds for investment by the Fund rather than other Unaffiliated Underlying Funds.

Response. The Adviser confirms it has (i) considered whether it has a conflict of interest in selecting the Affiliated Underlying Funds for investment by the Fund rather than other Unaffiliated Underlying Funds and (ii) determined that no material conflict of interest exists.

10.	Comment. In the “Principal Risks” section, please disclose the risks of an Underlying Fund investing in a subsidiary that is not subject to U.S. federal securities laws.

Response. Currently, one Unaffiliated Underlying Fund, the Unaffiliated Commodity Strategy Fund, invests a portion of its assets in a Cayman Islands subsidiary. The Trust does not believe the Fund’s level of exposure to the Cayman Islands subsidiary rises to the level of a principal risk of the Fund. While the Trust respectfully declines to add the requested disclosure in the “Principal Risks” section, the Trust notes that such disclosure currently is provided in the “Principal Risks of the Underlying Funds” section.

11.	Comment. Please consider disclosing in the “Principal Risks” section the risks associated with (i) Fund expenses increasing as the Fund’s assets diminish due to shareholder redemptions as the Fund approaches and passes its target date year, and (ii) the possible negative impact on the Fund’s net asset value resulting from the potential difficulty in liquidating portfolio securities in order to meet redemption requests in such an environment.

Response. The Trust does not believe that such risks would materialize, if at all, until a point in time closer to the Fund’s target date year: 2065. Therefore, the Trust does not believe such risks are presently principal risks of the Fund and respectfully declines to make the requested changes.

12.	Comment. Please consider whether risk disclosure is necessary regarding the possibility of the Fund merging into a Retirement Income Fund.

Response. The potential for a merger would not occur until approximately 2070, and, therefore, is not presently a principal risk of the Fund. Accordingly, the Trust respectfully declines to add related disclosure.

13.	Comment. In the “Portfolio Managers” section, please provide the month, in addition to the year, that each portfolio manager will begin managing the Fund.

Response. Item 5(b) of Form N-1A requires the Fund to disclose “the length of service” of each portfolio manager. The prospectus currently discloses that each portfolio manager has served in such capacity since the Fund’s inception and further discloses the year of inception: 2019. The Trust believes that the prospectus’s current disclosure satisfies the requirements of Item 5(b). The Trust notes that if an investor desires to determine the month of the Fund’s inception, such information will become available in the Fund’s average annual total returns table and financial highlights.

14.	Comment. In connection with the last sentence of the second paragraph of the “More Information About the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks – The Funds’ Asset Allocation Strategies” section, please disclose if the Adviser is aware of any circumstances that might warrant adjusting the glidepath.

Response. The Adviser is not currently aware of any circumstances that warrant adjusting the glidepath. Therefore, no additional disclosure has been added.

15.	Comment. Please provide more specificity regarding the calculation of the Adviser’s management fee in a footnote to the fee table.

Response. The requested change has been made.

16.	Comment. Please reconcile subpart (i) of the last sentence of the second paragraph with the first sentence of the third paragraph in the “Investment Adviser and Portfolio Managers” section.

Response. The Trust believes that the sentences noted in this Comment are accurate and consistent. Subpart (i) of the last sentence of the second paragraph explains that the assets of the Affiliated Underlying Funds will form part of the Fund Asset Base. The first sentence of the third paragraph explains that the assets of the Funds (i.e., the Target Date Funds) invested in the Affiliated Underlying Funds will be excluded from the Fund Asset Base.

Comments on the Statement of Additional Information:

17.	Comment. In the “Description of Permitted Investments and Risk Factors” section, please clarify whether the Fund may invest directly in securities, other than investment company shares, or only indirectly through its investments in the Underlying Funds.

Response. The requested change has been made.

18.	Comment. Please consider whether the disclosure in the third paragraph of the “Description of Permitted Investments and Risk Factors – Investment Companies” section regarding Section 12(d)(1)(F) investments is a principal risk of the Fund and, if so, please add related disclosure in the “Principal Risks” section of the prospectus. Additionally, please explain supplementally the authority pursuant to which the Fund invests in the Underlying Funds beyond the limits set forth in Section 12(d)(1)(A) of the 1940 Act.

Response. The Fund has the authority to invest in the Underlying Funds beyond the limits set forth in Section 12(d)(1)(A) of the 1940 Act pursuant to an exemptive order, Investment Company Act Release No. 30586, granted by the SEC on July 1, 2013. The disclosure noted in this Comment is not a principal risk of the Fund and has been revised.

19.	Comment. In the “Investment Limitations” section, please add “or group of industries” after “in a particular industry” in accordance with Section 8(b)(1)(E) of the 1940 Act.

Response. The Trust respectfully declines to make the requested change. The Trust does not believe it is necessary to reference “group of industries” in an investment restriction relating to not concentrating in a group of particular industries because doing so could be interpreted to prohibit the Fund from investing in any combination of industries, whether related or not. Rather, the Trust believes that adding “or group of industries” would be necessary only if the Fund intended to concentrate its investments in the securities of issuers in a group of particular industries.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
David W. Freese